SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30448; File No. 812-13880]

Royce Value Trust, Inc., et al.; Notice of Application

April 4, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment

Company Act 1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and

12(d)(1)(C) of the Act, under section 17(b) of the Act granting an exemption from section

17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 thereunder permitting

certain joint transactions.

Applicants: Royce Value Trust, Inc. ("Value Trust"), Royce Global Value Trust, Inc.

("Global Trust") (each a "Fund" and together, the "Funds") and Royce & Associates,

LLC (the "Adviser").

Summary of Application: Applicants seek an order to permit Value Trust to transfer a

segment of its assets to Global Trust, a newly formed, wholly-owned subsidiary that is a

registered closed-end investment company, and to distribute the shares of Global Trust

common stock to Value Trust's common stockholders.

Filing Dates: The application was filed on March 17, 2011 and amended on August 16,

2011, May 22, 2012, and March 6, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on April 29, 2013 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants: c/o Frank P. Bruno, Esq., Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019-6018.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Value Trust, a Maryland corporation, is registered under the Act as a diversified closed-end management investment company. Value Trust seeks long-term growth of capital primarily through investment in the equity securities of small- and micro-cap companies. Value Trust has a non-fundamental investment policy that limits its investment in securities of issuers headquartered outside the United States to 25% of the Fund's assets.

2.   Global Trust was incorporated in Maryland on February 14, 2011 and filed

a notification of registration on Form N-8A on March 11, 2011 to register under the Act

as a diversified closed-end management investment company. Global Trust filed a

registration statement under the Securities Act of 1933 (the "1933 Act") on Form N-14

on March 16, 2011 (the "Proxy Statement/Prospectus") and filed a registration statement

on Form N-2 on June 8, 2011. Application will be made to list Global Trust's common

stock for trading on the New York Stock Exchange. Global Trust seeks long-term

growth of capital by investing a significant portion of its assets in the equity securities of

micro-cap, small-cap, and/or mid-cap companies. Unlike Value Trust, Global Trust may

invest without limitation in securities of foreign issuers and, under normal market

circumstances, will invest at least 65% of its assets in equity securities of companies

located outside of the United States.

3.   The Adviser, a Delaware limited liability company, is registered under the

Investment Advisers Act of 1940 and serves as the investment adviser to the Funds. The

investment advisory fee structures for Value Trust and Global Trust will be different.

Value Trust's advisory fee consists of a base fee and a fulcrum fee. The base advisory

fee of Value Trust is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of

the average of Value Trust's month-end net assets, including the liquidation value of any

preferred stock issued and outstanding, for the rolling 60-month period ending with such

month.[1] The fulcrum fee, determined by fund performance, causes Value Trust's annual

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[1]   The base fee for each month is increased or decreased at the rate of 1/12 of .05% for each
percentage point that the investment performance of Value Trust exceeds, or is exceeded by, the percentage
change in the investment record of the S&P 600 SmallCap Index for the performance period by more than
two percentage points.

advisory fee to adjust up to .50% either above or below the base advisory fee.[2] In

contrast to Value Trust, Global Trust will pay the Adviser a fee at an annual rate of

1.25% of Global Trust's average daily net assets, including the liquidation value of any

preferred stock issued and outstanding, which reflects an advisory fee that is 0.25%

higher than the base advisory fee paid by Value Trust to the Adviser. For this reason, the

annual advisory fee for Global Trust may be higher or lower than that of Value Trust.

        4.   The board of directors of Value Trust consists of eight directors who are

also directors on the eight member board of directors of Global Trust (each such board of

directors, a "Board" and collectively, the "Boards"). Six of the eight directors on each

Board are not "interested persons," as defined in section 2(a)(19) of the Act (the

"Independent Directors"). All of the principal officers of Value Trust hold the same

offices with Global Trust.

        5.   The Board of Value Trust has approved, subject to the issuance of the

requested relief and subsequent stockholder approval, the contribution of a segment of

Value Trust's assets having a value of approximately $100 million to Global Trust, in

exchange for shares of Global Trust common stock. It is anticipated that the contributed

assets will consist largely or exclusively of cash, short-term fixed income instruments,

and/or unappreciated common stock and unappreciated preferred stock whose value at

the time of the Transaction (as defined below) are less than or equal to their cost basis for

tax purposes (together, such unappreciated common stock and unappreciated preferred

stock are "Unappreciated Equity Securities"). All the shares of common stock of Global

Trust will then be distributed by Value Trust to its common stockholders at a rate of one

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[2]   The Adviser is not entitled to receive any fee for any month when the investment performance of
Value Trust for the rolling 36-month period ending with such month is negative.

(1) share of Global Trust common stock for every seven (7) shares held of Value Trust common stock.[3] The contribution of the Value Trust assets to Global Trust and the subsequent distribution of shares of Global Trust common stock to Value Trust common stockholders are referred to as the "Transaction."

6.   The Proxy Statement/Prospectus of the Funds will be used, following the issuance of the requested relief, to solicit approval of the Value Trust stockholders of the Transaction. Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Value Trust will purchase approximately 10,000 shares of Global Trust's shares of common stock, par value $0.001, in consideration of Value Trust's contribution to Global Trust of at least $100,000 initial net asset value (the "Seed Capital Shares"), in order to satisfy the requirements of section 14(a) of the Act. Value Trust represents that the Seed Capital Shares will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption from registration under the 1933 Act. Applicants intend that the Seed Capital Shares will be included in the distribution of Global Trust's shares of common stock to the common stockholders of Value Trust.

7.   Applicants represent that Value Trust's activities in the Transaction may be deemed to be underwriting shares of Global Trust's common stock. Value Trust has a fundamental investment restriction that it will not underwrite the securities of other issuers, or invest in restricted securities unless such securities are redeemable shares issued by money market funds registered under the Act (the "Underwriting Restriction").

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[3]   No fractional shares of Global Trust common stock will be issued as part of the distribution. The fractional shares to which holders of Value Trust common stock would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at then-prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales proceeds.

Accordingly, Value Trust's activities in the Transaction may be deemed to be in violation of the Underwriting Restriction.

8.   Applicants state that Value Trust's Underwriting Restriction cannot be changed without the affirmative vote of the majority of the outstanding voting securities of Value Trust. Applicants undertake that they will not rely on the requested order until the amendment to the Underwriting Restriction[4] is approved by the affirmative vote of the holders of a majority of Value Trust's outstanding voting securities.

9.   The Board of Value Trust, including the Independent Directors, concluded that the Transaction will result in the following benefits to Value Trust stockholders: (a) stockholders will receive shares of an investment company with a different risk-return profile than Value Trust; (b) stockholders will acquire the shares of Global Trust common stock at a much lower transaction cost than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions; and (c) stockholders will be able to seek capital appreciation opportunities presented by Global Trust's ability to invest at least 65% of its net assets in non-U.S. securities.

10.   Shortly before the date of the Transaction, the Adviser will review with the Boards of Global Trust and Value Trust, including the Independent Directors: (a) the Unappreciated Securities, if any, it recommends contributing in the Transaction; (b) the methodology used by the Adviser in selecting Unappreciated Equity Securities to be contributed to Global Trust and those to be retained by Value Trust; (c) the cost basis and

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[4]   Value Trust intends to seek stockholder approval to amend the Underwriting Restriction to state that Value Trust may not underwrite the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in selling portfolio securities and in connection with mergers, acquisitions, spin-off and other reorganization transactions involving the Fund.

current fair market value of each Unappreciated Equity Security to be contributed; (d) the aggregate amount of Unappreciated Equity Securities to be contributed and the percentage of Value Trust's entire portfolio and of its unappreciated common stock and preferred stock that the Unappreciated Equity Securities to be contributed constitute; and (e) the percentage of Global Trust's portfolio that the Unappreciated Equity Securities will constitute.[5] The Boards of Global Trust and Value Trust, including a majority of the Independent Directors, will approve the contribution of the Unappreciated Equity Securities by Value Trust to Global Trust, including the methodology of selecting Unappreciated Equity Securities to be contributed, and the deliberations of the Boards will be set forth in the minutes of the Funds.

11.   Global Trust has been advised by counsel that the distribution of shares of Global Trust to the common stockholders of Value Trust likely will be a taxable event for Value Trust stockholders to some extent and a taxable event for Value Trust, but only to the extent that the value of Global Trust shares distributed exceeds Value Trust's cost of such shares. Specifically, the value of Global Trust shares will exceed Value Trust's cost of those shares only to the extent that the value of the short-term fixed income instruments and Unappreciated Equity Securities, if any, contributed to Global Trust exceeds Value Trust's cost of such short-term fixed income instruments and Unappreciated Equity Securities. Applicants state that no significant excess is expected. Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Value Trust common stockholders for the year in which the Transaction is consummated because Value Trust distributes to stockholders each

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[5]   In selecting Unappreciated Equity Securities to be contributed to Global Trust in the Transaction, the Adviser will select only Unappreciated Equity Securities that are consistent with Global Trust's investment goal, policies and restrictions.

year substantially all of its taxable income and accordingly, any taxable income included

in the distribution of Global Trust shares would be distributed at some point during the

year in any event. The Board of Value Trust, including all of the Independent Directors,

has considered the tax consequences of the Transaction and has determined that the

benefits of the Transaction outweigh any adverse tax consequences to Value Trust and its

common stockholders, particularly because such adverse tax consequences are expected

to be minimal.

12.   The costs of organizing Global Trust and effecting the distribution of

Global Trust's shares to Value Trust's common stockholders, including the fees and

expenses of counsel and accountants and printing, listing, and registration fees, the costs

of soliciting Value Trust's stockholders' approval of the Transaction, and the costs

incurred in connection with the application for relief, are estimated to be approximately

$700,000, and will be borne by the Adviser. Global Trust will incur operating expenses

on an ongoing basis, including investment advisory fees, and legal, auditing, transfer

agency, and custodian expenses that, when aggregated with the fees payable by Value

Trust for similar services after the distribution, will likely exceed the fees currently

payable by Value Trust for those services. It is not expected that the Transaction will

have a significant effect on the annual expenses of Value Trust as a percentage of its

assets.

Applicants' Legal Analysis:

1.   Applicants request an order under section 12(d)(1)(J) of the Act granting

an exemption from sections 12(d)(1)(A) and 12(d)(1)(C) of the Act, under section 17(b) of the Act granting an exemption from section 17(a) of the Act and under section 17(d) of the Act and rule17d-1 thereunder permitting certain joint transactions.

2.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(C) of the Act prohibits an investment company from acquiring any security issued by a registered closed-end investment company if such acquisition would result in the acquiring company, any other investment companies having the same investment adviser, and companies controlled by such investment companies, collectively, owning more than 10% of the outstanding voting stock of the registered closed-end investment company.

3.   Applicants state that the proposed Transaction may be viewed as violating sections 12(d)(1)(A) and 12(d)(1)(C). At the time of the purchase of Seed Capital Shares and at the time of the transfer of Value Trust's assets in return for shares of Global Trust common stock, Value Trust will acquire 100% of the voting stock of Global Trust, a closed-end investment company, and the value of Value Trust's holdings of Global Trust common stock will exceed 5% of Value Trust's assets for a momentary period.

4.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants request an exemption under

section 12(d)(1)(J) of the Act from the provisions of sections 12(d)(1)(A) and 12(d)(1)(C) of the Act.

5. Applicants submit that the structure of the Transaction adequately addresses the concerns underlying the limits in section 12(d)(1), which include concerns about control by a fund of funds over underlying funds and a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees. Applicants submit that there is no danger of control over Global Trust by Value Trust or of a layering of costs to stockholders of Value Trust. Applicants note that ownership of Global Trust by Value Trust (other than the Seed Capital Shares) will exist for only an instant. In addition, applicants state the Transaction involves no layering of costs to stockholders, since Global Trust will not incur any advisory, administrative, transfer agency, custody, or similar fees until after completion of the Transaction.

6. Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and an affiliated person. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose voting securities are directly or indirectly owned controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by, or under common control with, the other person. Value Trust may be viewed as an affiliated person of Global Trust under section 2(a)(3) because Value Trust will own 100 percent of the Global Trust's voting securities until the consummation of the Transaction. Value Trust and Global Trust also may be viewed as affiliated persons of each other to

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the extent that they may be deemed to be under the common control of the Adviser. As a

result of the affiliation between Value Trust and Global Trust, section 17(a) would

prohibit the Transaction.

7.   Applicants request an exemption pursuant to section 17(b) of the Act from

the provisions of section 17(a) in order to permit applicants to effect the Transaction.

Section 17(b) authorizes the Commission to issue such an exemptive order if the

Commission finds that the terms of the proposed transaction are fair and reasonable and

do not involve overreaching on the part of any persons concerned, and the proposed

transaction is consistent with the policy of each registered investment company and the

general purposes of the Act.

8.   Applicants assert that the terms of the Transaction, including the

consideration to be paid or received, are fair and reasonable and do not involve

overreaching by any person concerned. Applicants state that the proposed contribution

by Value Trust of a portion of its assets to Global Trust in exchange for shares of Global

Trust common stock will be based on the value of such assets computed as of the close of

trading on the New York State Exchange on a business day to be selected by the Board of

Value Trust (such business day, the "Valuation Date"), in the same manner as for

purposes of the daily net asset valuation for Value Trust. The Transaction will occur

after the close of trading on the New York Stock Exchange on the Valuation Date.

Applicants anticipate that such assets will consist largely or exclusively of cash, short-

term fixed income instruments and/or Unappreciated Equity Securities and thus will pose

no issues with respect to valuation.[6] Shares of Global Trust common stock distributed by

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[6]   Since market quotations will exist for the Unappreciated Equity Securities, if any, to be
contributed by Value Trust to Global Trust, such securities will be valued at market value.

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Value Trust in the Transaction will be valued based on the value of Global Trust's assets. "Value" for those purposes will be determined in accordance with the provisions of section 2(a)(41) of the Act and rule 2a-4 under the Act.

9.   With respect to the Transaction, each Board, including a majority of the Independent Directors, determined that participation in the Transaction is in the best interests of Value Trust or Global Trust, as applicable, and that the interests of the existing stockholders of Value Trust or Global Trust, as applicable, will not be diluted as a result of the Transaction. These findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Value Trust or Global Trust, as applicable. In addition, the Adviser, in selecting Unappreciated Equity Securities to be contributed to Global Trust, will, in the exercise of its fiduciary responsibilities, act in a manner it believes to be in the best interests of both Funds.

10.   Applicants state that the Transaction will be consistent with the stated investment policies of Value Trust and Global Trust as disclosed to stockholders. The distribution of shares of Global Trust common stock will not initially change the position of Value Trust's stockholders with respect to the underlying investments that they then own. The Proxy Statement/Prospectus will be used to solicit the approval of Value Trust's stockholders of the Transaction at a vote to take place following the issuance of the requested order. Value Trust's stockholders will have the opportunity to vote on the Transaction after having received disclosure concerning the Transaction.

11.   Applicants also seek an order under section 17(d) of the Act and rule 17d-1 under the Act. Section 17(d) and rule 17d-1 prohibit affiliated persons from participating in joint arrangements with a registered investment company unless

authorized by the Commission. In passing on applications for these orders, rule 17d-1 provides that the Commission will consider whether the participation of the investment company is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of the other participants. Applicants request an order pursuant to rule 17d-1 to the extent that the participation of applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

12. Applicants state that the Transaction will not place any of Value Trust, Global Trust, or existing shareholders of Value Trust in a position less advantageous than that of any other person. The value of Value Trust's assets transferred to Global Trust (and the shares of Global Trust common stock received in return) will be based on their value as computed on as of the close of trading on the New York Stock Exchange on the Valuation Date in accordance with the requirements of the Act and pursuant to valuation procedures adopted by the Board of Value Trust. The shares of Global Trust common stock will be distributed to Value Trust's common stockholders, leaving the stockholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.

13. Applicants assert that the Transaction has been proposed in order to benefit the stockholders of Value Trust as well as Global Trust. Although the advisory fee for Global Trust will be different from Value Trust, and may at times be higher than that of Value Trust, neither the Adviser nor any other affiliated person of Value Trust or Global Trust will receive additional fees solely as a result of the Transaction. Applicants state that although it is possible that the creation of Global Trust may benefit the Adviser

by providing it with a higher advisory fee in certain circumstances, the Board of Value

Trust has determined that such result does not supply a benefit that could not have

otherwise been achieved through an initial public offering of a global equity securities

fund and that such benefit is both marginal and hypothetical because the assets of Value

Trust to be contributed to Global Trust pursuant to the Transaction represent only

approximately 9.2% of Value Trust's net assets as of December 30, 2012. In addition, by

creating Global Trust through the Transaction, Value Trust is effectively enabling its

common stockholders to receive securities without the costs associated with a public

offering.

      For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary